EXHIBIT 99.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Pengrowth Energy Corporation

We consent to the incorporation by reference in the registration statement (No. 333-171682) on Form F-10 of Pengrowth Energy Corporation of our reports dated March 8, 2011, with respect to the consolidated balance sheets of Pengrowth Energy Corporation as of December 31, 2010 and 2009, and the related consolidated statements of income and deficit and cash flows for each of the years then ended, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 40-F of Pengrowth Energy Corporation.

/s/ KPMG LLP

Calgary, Alberta
November 8, 2011

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.